NEWS RELEASE

BIOFUEL ENERGY REPORTS FIRST QUARTER 2011 RESULTS

DENVER, COLORADO – MAY 11, 2011 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its first quarter 2011 results.  For the quarter ended March 31, 2011, the net loss was $9.0 million on revenues of $158.0 million, compared with a net loss of $10.4 million on revenues of $100.9 million for the quarter ended March 31, 2010.  For the quarter ended March 31, 2011, the net loss attributable to common stockholders was $7.7 million, or $.11 per share, compared to a net loss attributable to common stockholders of $8.2 million, or $.32 per share for the same period in 2010.

For the quarter ended March 31, 2011, the Company’s operating loss was $4.8 million, which resulted from $160.2 million in cost of goods sold, including $129.4 million for corn, and $2.7 million in general and administrative expenses.  During the first quarter of 2011 the Company also had $4.2 million in interest expense which resulted in a net loss of $9.0 million. For the same period of 2010, our operating loss was $7.7 million, which resulted from $105.6 million in cost of goods sold, including $70.5 million for corn, and $3.0 million in general and administrative expenses.  The Company also had $2.7 million of interest expense in the first quarter of 2010, which resulted in a net loss of $10.4 million.

Scott H. Pearce, the Company’s President and Chief Executive Officer, stated: “We remain focused on reducing our unit production costs.  As we saw at the very end of last year, margins remained narrow throughout the quarter.  Corn prices remain high relative to the price of ethanol despite what appears to be a tightening supply and demand balance for ethanol and a widening discount between ethanol and RBOB.”

At March 31, 2011, the Company had $186.2 million in term loans outstanding under its senior debt facility.  At March 31, 2011, the Company held $7.4 million of cash and cash equivalents and equity totaled $100.1 million, including $5.9 million of noncontrolling interest.  As previously announced, the Company completed its rights offering and concurrent LLC private placement on February 4, 2011, which generated aggregate gross proceeds of $46.0 million.  The Company used the proceeds to repay in full its bridge loan facility and subordinated debt facility and to make certain other payments.

The Company plans to host a conference call on Thursday, May 12, 2011 beginning at 1:00 p.m. (EDT) to discuss the results.  To participate, please dial (800) 944-8766.  The participant code for the call is 47229.  Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782.  The access code for the replay is 166647.

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy currently has two 110 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com

Contact:	Kelly G. Maguire Executive Vice President & Chief Financial Officer (303) 640-6500 kmaguire@bfenergy.com	For more information: www.bfenergy.com

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com

BioFuel Energy Corp.
(in thousands, except per share amounts and total shares outstanding at May 10, 2011)
(unaudited)

	Three Months Ended March 31,

Summary Income Statement	2011	2010
Net sales	$158,005	$100,887
Cost of goods sold	160,159	105,584
Gross loss	(2,154)	(4,697)
General and administrative expenses:
Compensation expense	1,770	1,879
Other	897	1,152
Operating loss	(4,821)	(7,728)
Interest expense	(4,228)	(2,698)
Net loss	(9,049)	(10,426)
Less: Net loss attributable to the noncontrolling interest	1,387	2,272
Net loss attributable to BioFuel Energy Corp. common stockholders	$(7,662)	$(8,154)

Loss per share - basic and diluted attributable to BioFuel Energy Corp. common stockholders	$(0.11)	$(0.32)

Weighted average shares outstanding-basic and diluted	71,301	25,341

Additional operational data
Ethanol sold (gallons, in thousands)	56,658	54,833
Dry distillers grain sold (tons, in thousands)	95.8	127.0
Wet distillers grain sold (tons, in thousands)	148.7	104.0
Average FOB price of ethanol sold (per gallon)	$2.35	$1.59
Average FOB price of dry distillers grain sold (per ton)	$169.03	$98.79
Average FOB price of wet distillers grain sold (per ton)	$59.80	$22.41
Average corn cost (per bushel)	$6.36	$3.67

	March 31,	December 31,
Summary Balance Sheet	2011	2010

Cash and cash equivalents	$7,414	$7,428
Accounts receivable	28,379	27,802
Inventories	23,701	23,689
Prepaid expenses	1,437	1,561
Other current assets	-	3,330
Property, plant and equipment, net	253,480	260,078
Debt issuance costs, net	3,560	4,979
Other non-current assets	2,857	2,844
Total assets	$320,828	$331,711

Total current liabilities	$34,683	$52,238
Long-term debt, net of current portion	176,446	215,479
Tax increment financing, net of current portion	5,245	5,245
Other non-current liabilities	4,340	4,327
Total liabilities	220,714	277,289

BioFuel Energy Corp. stockholders' equity	94,203	54,170
Noncontrolling interest	5,911	252
Total equity	100,114	54,422
Total liabilities and stockholders' equity	$320,828	$331,711

Total shares outstanding at May 10, 2011 (a)	123,064,368
(a) Includes common shares and class B common shares, net of 809,606 shares held in treasury.